Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

June 27, 2008
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Rhapsody Acquisition Corp.
Pre-effective Amendment 1 to Registration Statement on Form S-4
Filed June 11, 2008
File No. 333-150343
Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008
File No. 0-52203

Dear Ms. Long:

On behalf of Rhapsody Acquisition Corp. (the “Company” or “Rhapsody”), we respond as follows to the Staff’s comment letter dated June 23, 2008 to the above-captioned registration statement on Form S-4 and Annual Report Form 10-KSB and subsequent Exchange Act reports. Page references in our responses correspond to the present version of the proxy statement/prospectus included as part of Amendment No. 2 to the registration statement, copies of which have been marked to note the changes from the above-referenced filing (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked registration statement to Mr. Edward M. Kelly. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

S-4/Al

Summary of the Material Terms of the Merger, page 1; Structure of the Merger, page 48

1.
In connection with our prior comment 5, it appears that the 507,600 shares that the foreign managers will receive are pursuant to the termination agreements that you have filed as exhibits 10.10 and 10.11 to the registration statement. Please note that when shares are offered privately, the sale must be completed privately. Since these agreements were negotiated and entered into prior to filing the registration statement, it appears that the shares were offered privately and should be removed from the registration statement.

The number of shares being registered has been reduced by the 507,600 shares to be issued to the two Primoris foreign managers and the information under “Calculation of Registration Fee” has been revised accordingly.

2.
Please clarify the number of shares the Primoris shareholders will receive for each share of Primoris they hold at the time of the merger, and explain how the shares to be withheld in the indemnification escrow will be allocated. For example, if the allocation to the escrow is to take place on a pro-rata basis, will fractional shares be placed in escrow with remainder to be issued at the time of the merger?

The text on pages 1, 48 and 49 of the proxy statement/prospectus has been revised to include the information requested in this comment.

3.
As requested previously, expand the disclosure under “Structure of the Merger” on page 48 to identify the two foreign managers and to include the material provisions of each of the termination agreements, including that the shares that the company will issue to the foreign managers are in consideration of the agreements to terminate deferred compensation, cancellation of the Born Shares, and termination of the Put and Call Agreement. Besides the number of shares of Rhapsody’s common stock that Primoris’ foreign managers will receive in the merger, we also note that the agreements indicate that at the merger’s closing Morteboy will receive $295,219 in cash and Born will receive $989,354 in cash. Please expand the disclosure in the proxy statement/prospectus to include those cash payment amounts.

The text on page 49 of the proxy statement/prospectus has been revised to include the information requested in this comment.

Q. Why am I receiving this proxy statement/prospectus?, page 3

4.
We note your response to prior comment 6. Disclosure that you will delete specified sections and redesignate others does not inform investors about the nature of the affected provisions. Please revise to provide more specificity.

Enhanced descriptions of the provisions that are proposed to be deleted are included on pages 3 and 89 of the proxy statement/prospectus.

Comparative Per Share Data, page 27

5.
We note that you have disclosed your historical book value per share for the three months ended March 31, 2008 in response to prior comment 9. Please also disclose book value and book value per share for the year ended December 31, 2007. Refer to Item 3(f)(1) of the form instructions.

Book value and book value per share information is now included in the table that appears on page 29 of the proxy statement/prospectus.

The exercise of our directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the business combination . . . , page 39

6.
We note the language you added in response to our prior comment 12. Please revise to provide an explicit cross reference to the discussion of waivers or changes that the directors and officers would be likely to make after stockholder approval, or discuss those changes here. Alternatively, please remove the phrase “that are not disclosed in this proxy statement/prospectus.”

As there are no waivers that are known or anticipated, the language quoted in the comment on page 40 of the proxy statement/prospectus has been deleted.

Discounted Cash Flow Analysis, page 54

7.
Revised disclosure in response to prior comment 14 indicates that Rhapsody’s management team used Primoris’ internally prepared projections as the basis for its free cash flow assumptions for 2010. Include in the proxy statement/prospectus Primoris’ internally prepared projections.

The requested information regarding Primoris’s internally prepared projections have been added to pages 57 and 58 of the proxy statement/prospectus.

Interests of Primoris’s Directors and Officers in the Merger, page 60

8.
Refer to prior comments 7 and 23. Disclosure in the second paragraph on page 20 and elsewhere, including pages 41, 47, 88, and 154, that Rhapsody will not enter into any arrangement before the merger’s closing that requires it to purchase public shares before or after the merger’s completion appears inconsistent with disclosure in the first paragraph on page 20 and elsewhere that Rhapsody may purchase shares from institutional and other investors or execute agreements to purchase shares from them in the future. Please reconcile the disclosures.

References to Rhapsody as being among the persons that might purchase shares of Rhapsody common stock have been deleted on pages 21, 42, 47-48 and 156 of the proxy statement prospectus.

9.
Refer to prior comments 15 and 24. Quantify also the interests of each of Messrs. Alfons Theeuwes, John M. Perisich, Mark A. Thurman, and William J. McDevitt under their employment agreements. Note that Item 5 of Schedule 14A requires disclosure about the interests in the transaction of each person who has been a director or executive officer at any time since the beginning of the last fiscal year. This disclosure requirement is discrete or separate from disclosure requirements under Item 402 of Regulation S-K.

The requested information regarding the interests of each of Messrs. Alfons Theeuwes, John M. Perisich, Mark A. Thurman and William J. McDevitt have been made on page 64 of the proxy statement/prospectus.

80% Test, page 68

10.
Expand the disclosure to discuss the material elements of the analysis, including quantitative data, in sufficient detail. We note the information on page 42 of the board book provided to us in response to prior comment 18.

The disclosure on page 71 of the proxy statement/prospectus has been expanded to include quantitative data.

Unaudited Pro Forma Condensed Combined Financial Information, page 78

11.
We note that in response to prior comment 21 you have made an adjustment of 4,000 to both additional paid-in capital and retained earnings, and it appears no adjustment to your statement of operations. Please explain to us the entry that you have made to your pro forma financial information related to this compensation expense, including why you have not made an adjustment to your statement of operations.

The statement of operations is not adjusted for the $4,000 of compensation expense because the adjustment is directly attributable to the transaction and factually supportable, but is not expected to have a continuing impact on the combined results of operations. In determining this presentation, we have referred to paragraph (b)(c)(ii) of Rule 11-02 of Regulation S-X. We believe the termination of the agreement with Born Heaters is directly attributable to the transaction. The agreement was negotiated between all parties, including Rhapsody, as part of the merger agreement and as evidenced in Exhibit 10.11. In response to this comment, we have modified the notes to the pro forma balance sheet and the statement of operations on pages 85 and 88 of the proxy statement/prospectus to try and better clarify this point.

12.
You disclose in your Form 8-K filed on May 22, 2008 that Earlybirdcapital, Inc. is acting as your investment banker in your merger with Primoris for which it will receive a fee of $360,000. Please tell us how this amount is recorded in your pro forma financial information.

The $360,000 fee to EarlyBirdCapital, Inc. is included in the $6,000,0000 reduction to cash in the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2008 and referenced in Note (e) to the Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2008 on pages 83 - 85 of the proxy statement/prospectus.

Statement of Operations for the Year Ended December 31, 2007, page 84

13.
We note that you have included nine months ended December 31, 2007 for Rhapsody in your pro forma statement of operations for the year ended December 31, 2007. Please expand this column to include the three months ended March 31, 2007 to include a comparable twelve month period.

The pro forma statement of operations for the year ended December 31, 2007 has been revised to include information for Rhapsody for the twelve months ended December 31, 2007, including the three months ended March 31, 2007.

Ongoing Projects, page 119

14.
Refer to prior comment 27. If the estimated completion date of the power plant in Palmdale, California was not met in May 2008, revise to explain why the project’s estimated completion date has not been met and to indicate what the project’s now estimated completion date is.

The power plant project was completed on or prior to the estimated completion date. However, the location of the project was inadvertently noted as Palmdale, California rather than the correct location, Niland, California. The corresponding changes have been made to page 122 of the proxy statement/prospectus.

Legal Proceedings, page 122

15.
We have reviewed your revised disclosures in response to prior comment 28. It remains unclear to us how you have evaluated the impact of the liability on your results of operations and liquidity. Therefore, we repeat our prior comment to clarify.

The discussion of “Legal Proceedings” on page 125 of the proxy statement/prospectus has been revised in response to this comment.

Results of Operations, page 129

16.
We have reviewed your expanded disclosure in response to prior comment 31. We note your expanded disclosures provide an analysis about the facts and circumstances surrounding known current material trends and future uncertainties; however, it does not appear that you have expanded your discussion and analysis to provide a more detailed understanding of the historical operating results of each of your segments. Therefore, we repeat prior comment 31. Please quantify each of the factors, to the extent material, that impacted each of your segment’s results. For example, you disclose that the Underground segment revenue decreased in 2007 as compared to 2006 due to the planned decrease in the number of new water and sewer projects. Disclose the number of water and sewer projects that you worked on in 2007 compared to 2006. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4 of the Financial Reporting Codification for guidance.

The requested additional disclosure regarding the historical operating results of each of Primoris’s segments have been added to pages 132 through 141 of the proxy statement/prospectus.

EBITDA - Non-GAAP Financial Measure, page 131

17.	We note that you have presented EBITDA disclosures in your amended S-4. Please address the following:

•
Include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like “method of measuring your performance.”

•	Expand your disclosures to address how you have compensated for the limitations associated with EBITDA as a performance measure.

•	You disclose that EBITDA includes certain adjustments as defined in “The Merger Proposal.” Please clarify these adjustments herein similar to your discussion on page 79.

•
You disclose that EBITDA will be used as a measure of performance and as a criterion for potential additional payments related to your merger agreement. In light of the fact that EBITDA as defined in your merger agreement contains several transaction specific adjustments as you disclose on page 79, please tell us how your current disclosures are appropriate pursuant to Item 10(e)(1)(i)(C) of Regulation S-K and Question 10 of our June 13, 2003 FAQs on Non-GAAP Financial Measures.

•	We note that you reconcile EBITDA to income from continuing operations. Please tell us how this is consistent with Questions 14 and 15 of our June 13, 2003 FAQs on Non-GAAP Financial Measures.

After discussion with the Staff, we have deleted the entire section entitled “EBITDA - Non-GAAP Financial Measure.”

Primoris Related Person Transactions, page 160

18.
We note that you have included your FIN 46(R) policy on page FS-24 in response to prior comment 34. However, it does not appear that you have provided us your analysis of how you determined that the lessors are not variable interest entities. We repeat prior comment 34 to tell us your considerations of being the primary beneficiary of a variable interest entity under the accounting literature contained in paragraphs 16 and 17 of FIN 46(R) for Stockdale Investment Group, Inc. (SIGI). Please provide us a detailed analysis of how you reached your conclusion.

Pursuant to the provisions of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, an entity shall be subject to the consolidation provisions of FIN 46(R) if such entity is determined to be a variable interest entity if one or more of the following characteristics are present with respect to the entity at question:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

2.	The equity investors (as a group) lack one or more of the following essential characteristics of a controlling financial interest:

a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b.	The obligation to absorb the expected losses of the entity.

c.	The right to receive the expected residual returns of the entity.

3.
The equity investors (individually) have voting right that are not proportionate to their obligation to absorb expected losses and/or right to receive the expected residual returns of the entity, and substantially all of the activities of the entity involve or are conducted on behalf of an investor with a disproportionately few voting rights.

Stockdale Investment Group, Inc. (“SIGI”), however, is not a variable interest entity as it does not satisfy any of the above-noted required characteristics. The assessment of whether SIGI has any of the characteristics of a variable interest entity included the following elements which indicate SIGI is not a variable interest entity:

1.
SIGI has sufficient funds to finance its own activities without additional subordinated financial support by any parties, including its equity holders. At the latest reconsideration event in 2003, the book equity was approximately $5,600,000 and the approximate fair value of the net assets was $12,600,000. On a fair market basis this would have resulted in an equity on a fair value basis as a percent of total assets of 46.2%.

2.
The investors in SIGI have: (a) the ability to make decisions regarding SIGI’s activities through their voting rights in the voting stock; (b) the obligation to absorb expected losses; and (c) the right to residual returns.

3.
Each of the SIGI equity investors, considering all of their potential interests in the entity, have voting rights that are proportionate to their obligation to absorb expected losses and and/or their right to receive expected residual returns of SIGI.

Based on the foregoing facts, a determination was made that SIGI does not exhibit any of the characteristics of a variable interest entity. Accordingly, because paragraphs 16 and 17 of FIN 46(R) are applicable only to situations where there is a variable interest entity, it is inappropriate to apply these paragraphs to SIGI, as SIGI is not a variable interest entity.

Exhibit 5.1

19.
It is unclear whether your definition of “Primoris”, as the term is used in the third paragraph of the opinion, is intended to mean Primoris Corporation or the holders of Primoris Corporation’s common stock. Counsel should clarify that it is opining as to the shares to be issued to the Primoris shareholders in the merger.

Our opinion in Exhibit 5.1 has been revised and reissued in response to this comment.

20.
We note that the audit report of BDO Seidman, LLP includes your period of inception (April 24, 2006) to March 31, 2008. Please have your independent registered public accounting firm revise its consent to include the periods covered in its report.

The consent of BDO Seidman, LLP has been revised to include the periods covered in its report.

10-KSB

Exhibit Index

21.
Refer to prior comment 47. As requested previously, include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Note that the exhibit list requirement of Item 13 of Part III of Form 10-KSB and the exhibit index requirement of Rule 102(d) of Regulation S-T are discrete or separate requirements.

On behalf of Rhapsody, we confirm that future filings will include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Proposed Timetable

We greatly appreciate the Staff’s prompt review and responses to the filings made in connection with this registration statement. As you will note in the proxy statement/prospectus, Rhapsody desires to hold its stockholders meeting on July 30, 2008, which would require it to mail the proxy statement/prospectus to its stockholders by July 10, 2008 to allow sufficient time for the stockholders to consider and act upon the matters that will be presented. Accordingly, as it takes a few days after effectiveness to prepare for the mailing and there is an intervening holiday period, we would also appreciate it if we could receive a prompt response to the current filing so that Rhapsody may proceed on its proposed timetable.

Closing

On behalf of Rhapsody and Primoris, we confirm that each of them acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings.

•	It may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

/s/ Noah Scooler

Noah Scooler